SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                           Commission File Number     0-20743
                                                                  --------------

                           NOTIFICATION OF LATE FILING

(Check One):       [X] Form 10-K    [ ] Form 11-K     [ ] Form 20-F
                   [ ] Form 10-Q    [ ] Form N-SAR

         For Period Ended:        December 31, 2000
                          ------------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: n/a
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant OPEN PLAN SYSTEMS, INC.

Former name if applicable  n/a
                         -------------------------------------------------------

Address of principal executive office (Street and number)

                        4299 Carolina Avenue, Building C
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City, state and zip code    Richmond, Virginia  23222
                        --------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |  (a)   The reasons described in reasonable detail in Part III of this
         |        form could not be eliminated  without  unreasonable  effort or
         |        expense;
         |
         |  (b)   The subject  annual  report,  semi-annual  report,  transition
         |        report on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,  or
         |        portion  thereof will be filed on or before the 15th  calendar
   [ ]   |        day  following  the   prescribed  due  date;  or  the  subject
         |        quarterly report or transition report on Form 10-Q, or portion
         |        thereof  will be filed on or  before  the fifth  calendar  day
         |        following the prescribed due date; and
         |
         |  (c)   The  accountant's  statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is experiencing a delay in the completion of the audit of its financial statements for the fiscal year ended December 31, 2000. This delay is due to unanticipated turnover in financial personnel, including the departures of the Registrant's Chief Financial Officer in December 2000 and its Controller in March 2001, and unresolved issues regarding inventory balances and certain other items. While the Registrant has engaged two financial consultants to assist the Registrant in concluding this process in an expeditious manner, the foregoing difficulty could not be eliminated by the Company without unreasonable effort and expense. The Registrant will file its Form 10-K for the fiscal year ended December 31, 2000 as soon as practicable.






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

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  John L. Hobey                  804               228-5600
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                     (Name)                  (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  It is anticipated that the Registrant's Form 10-K for the year ended December 31, 2000 will report a net loss for the fourth quarter of 2000 and for the 2000 fiscal year, as compared to a net profit for the fourth quarter of 1999 and for the 1999 fiscal year. At this time, the Registrant cannot make a reasonable estimate of the range of loss for the year ended December 31, 2000 until the resolution of the unresolved issues relating to inventory balances and other items and the completion of the audit of its financial statements for such fiscal year.

                  The Registrant cautions readers that statements contained herein regarding the Registrant's earnings and the filing of the Form 10-K are forward-looking statements based upon management's current knowledge and assumptions about future events. Actual results or performance may be materially different from any results or performance expressed or implied by such forward-looking statements. For a list of factors that could affect the Registrant's results of operations or management's expectations, see the description of forward-looking and cautionary statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Form 10-K for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission.

                             OPEN PLAN SYSTEMS, INC.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                   By:   /s/ John L. Hobey
                                           -------------------------------------
                                           John L. Hobey
                                           Chief Executive Officer


                  Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).










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